[GALOOB LOGO]

                                                             February 28, 1996

To: Holders of the Depositary Convertible Exchangeable Preferred Shares ("Depositary Shares") of Lewis Galoob Toys, Inc. ("Galoob" or the "Company"), each representing 1/10 th of a share of $17.00 Convertible Exchangeable Preferred Stock ("$17.00 Preferred Stock") of the Company

Ladies and Gentlemen:

   Galoob is offering you the opportunity, from 9:00 a.m., New York City time, on February 28, 1996 (the "Commencement Date") until 5:00 p.m., New York City time, on March 29, 1996 (the "Expiration Date"), to exchange your Depositary Shares for 1.85 shares of Galoob common stock, $.01 par value per share (the "Common Stock"), pursuant to the terms of the enclosed Offering Circular dated February 28, 1996 (as the same may be amended from time to time, the "Offering Circular"), and in the accompanying Letter of Transmittal (the "Letter of Transmittal," together with the Offering Circular, the "Exchange Offer"). Pursuant to the Exchange Offer, the effective conversion rate has been raised to 18.50 shares of Common Stock for each share of $17.00 Preferred Stock, or 1.85 shares of Common Stock for each Depositary Share.

   I am gratified that Galoob, at long last, now has the resources to make this Exchange Offer. I urge you to accept the Exchange Offer for the same reason the Company has made it--because it is a fair transaction in which all participants win.

   You, the preferred shareholders win because the Exchange Offer provides you with market value premiums (based on the New York Stock Exchange ("NYSE") close on February 27, 1996) that exceed both the highest value your Depositary Shares have ever attained prior to the announcement of the Exchange Offer ($25.38), and the cash redemption value of the Depositary Shares plus dividend arrearages ($27.06).

   Specifically, except during the limited period the Company will hold open the Exchange Offer, the stated rate of conversion set forth in the Certificate of Designations governing the $17.00 Preferred Stock is approximately 11.85 shares of Common Stock for each share of $17.00 Preferred Stock, or approximately 1.185 shares of Common Stock for each Depositary Share. For the limited time that the Company is holding open the Exchange Offer to you, the conversion ratio will be increased by 56%, meaning that you will receive 18.50 shares of Common Stock for each share of Preferred Stock, or 1.85 shares of Common Stock for each Depositary Share. As of February 27, 1996, the last trading day prior to the commencement of the Exchange Offer, the closing prices of the Common Stock and the Depositary Shares as reported on the NYSE were $16.00 and $29.00, respectively. At the proposed conversion ratio of 1.85 shares of Common Stock for each Depositary Share, using the respective closing stock prices as of February 27, 1996, the Company's Exchange Offer would result in Depositary Shares being exchanged for $29.60 per share in Common Stock value, or a premium of 17% over the pre announcement market value of your Depositary Shares, or 9% over the $27.06 per share cash redemption value plus dividend arrearages for the Depositary Shares through the most recent dividend payment date.

   As a preferred shareholder, you also win by accepting the Exchange Offer because your uncertainty over if, how, when, and at what valuation would the Company compensate you for dividend arrearages, is ended, once and for all. Moreover, the shares of Common Stock received by you are far more liquid than the Depositary Shares, and will be freely tradable on the NYSE, so long as you are not an affiliate of Galoob.

   The common shareholders win because successful conclusion of the Exchange Offer ends their uncertainty over if, how, when, and at what valuation the Company would compensate the preferred shareholders for dividend arrearages, and importantly to them, the affect that the act of such compensation would have on the market value of the Common Stock.

[GALOOB LOGO]





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   Finally, the Company wins because successful conclusion of the Exchange
Offer will strengthen our financial position by eliminating a large and ever growing dividend arrearage. In so doing, Galoob's credit worthiness is enhanced. Most importantly Galoob's access to the public equity and credit markets will be much improved, making the financing resources to support continued growth, and exploit opportunities as they may present themselves, far more readily available to the Company.

   The Exchange Offer is conditioned upon, among other things, at least 75% of the Depositary Shares being validly tendered and not withdrawn prior to the Expiration Date. In the event that the Exchange Offer is completed, the number of Depositary Shares which trade publicly will be dramatically reduced and, as a result, that could adversely affect the liquidity and market value of any Depositary Shares that remain outstanding after the Exchange Offer. Additionally, if, after the Expiration Date, there are less than 100,000 publicly-held Depositary Shares, or the market value of the remaining publicly-held Depositary Shares is less than $2 million, the NYSE may require delisting of the Depositary Shares because the Depositary Shares would no longer satisfy all of the requirements to be designated as a NYSE security. If in excess of 94.6% (or 1,739,500 Depositary Shares) of the Depositary Shares are exchanged for shares of Common Stock in the Exchange Offer, the Depositary Shares would no longer satisfy all of the requirements to continue to be designated as a NYSE security. Accordingly, there can be no assurance that the Depositary Shares will continue to be listed on the NYSE after the Expiration Date.

   The Depositary Shares are currently registered under the Securities Exchange Act of 1934, as amended. Registration may be terminated upon application of the Company to the Securities and Exchange Commission if the Depositary Shares are neither listed on the NYSE or another national securities exchange nor held of record by at least 300 persons. This set of circumstances may occur after the conclusion of the Exchange Offer. Therefore, if you do not accept the Exchange Offer and you are a remaining Depositary Shareholder, and these circumstances do arise, you may experience significant difficulty in selling your shares, should you wish to do so, after the Expiration Date of the Exchange Offer.

   Dividends on the Depositary Shares are required to be paid on January 1, April 1, July 1 and October 1 of each year for the immediately preceding quarter. Galoob has not paid any dividends on the Depositary Shares since the quarter beginning on April 1, 1992. The accrued and unpaid dividends on the Depositary Shares, through December 31, 1995, equal $6.375 per Depositary Share. BY CONVERTING YOUR DEPOSITARY SHARES INTO COMMON STOCK, YOU ARE WAIVING YOUR RIGHT TO RECEIVE ANY ACCUMULATED AND UNPAID DIVIDENDS ON THE DEPOSITARY SHARES. The Company makes no assurances that any accrued or future dividends will be paid on any remaining Depositary Shares after completion of the Exchange Offer. Galoob will, at its discretion, deal with any remaining Depositary Shares after conclusion of the Exchange Offer as the Company deems appropriate.

   The Exchange Offer is further described in the accompanying Offering Circular material, which includes copies of the Letter of Transmittal, Galoob's Current Report on Form 8-K filed on February 13, 1996, Galoob's Annual Report on Form 10-K for the year ended December 31, 1994, Galoob's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995 and the Notice of the Annual Meeting of Stockholders and Galoob's Proxy Statement dated May 16, 1995 in connection with Galoob's Annual Meeting of Stockholders held on June 20, 1995. PLEASE READ THE ACCOMPANYING EXCHANGE OFFER MATERIAL FOR A FULL DESCRIPTION OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER.

   TO EXCHANGE EACH OF YOUR DEPOSITARY SHARES FOR 1.85 SHARES OF COMMON STOCK PURSUANT TO THE EXCHANGE OFFER, CHEMICAL MELLON SHAREHOLDER SERVICES, L.L.C., THE DEPOSITARY FOR THE DEPOSITARY SHARES AND INFORMATION AGENT FOR THE EXCHANGE OFFER, MUST RECEIVE YOUR LETTER OF TRANSMITTAL AND RECEIPTS EVIDENCING YOUR DEPOSITARY SHARES BY 5:00 P.M., NEW YORK CITY TIME, ON MARCH 29, 1996.

   For all these reasons I most earnestly urge you to accept this Exchange Offer. If you have any questions regarding the Exchange Offer, please feel free to call me at 1-800-STKSWAP. Either I or another member of executive management will return your call promptly.

                                               Very truly yours,
                                               /s/ Mark D. Goldman
                                               Mark D. Goldman
                                               President and Chief Executive
                                               Officer

Enclosures